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VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Julie Sherman
Lynn Dicker
Alan Campbell
Tim Buchmiller

Re:	Warby Parker Inc
Draft Registration Statement on Form S-1
Confidentially submitted on July 28, 2021
CIK No. 0001504776

Ladies and Gentlemen:
On behalf of Warby Parker Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 28, 2021 (“Submission No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on August 13, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

August 24, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1
A Letter From Our Co-Founders and Co-CEOs, page i
1.We note your statements that you operate with net zero carbon emissions and are a carbon neutral business. Please tell us whether these statements include the operations of your suppliers and other partners who support your operations. To the extent that these statements does not include such operations, please revise your disclosure to clarify the aspects of your business that are included in this statement. In addition, to the extent that you rely on carbon offsets in order to operate at net zero carbon emissions, please briefly describe these offsets.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page i of the Registration Statement to remove the claim that it operates with net zero carbon emissions and pages iii, 2, 80 and 113 to describe its carbon offsets. The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statements that the Company is a carbon neutral business take into consideration the operations of suppliers and other partners supporting our operations. More specifically, the Company measures its carbon footprint by calculating: (i) direct greenhouse gas emissions from sources owned or controlled by the Company, including direct emissions from natural gas combustion at all of its locations, including retail stores, optical labs and offices, or collectively Locations; (ii) electricity indirect emissions, which includes emissions from the generation of electricity at all of its Locations; and (iii) all other indirect emissions. This third category of indirect emissions includes emissions from third-party optical laboratories in Shenzhen, China and in the United States; modes of transport used for daily commute and business travel by the Company’s employees; contract manufacturing of frames, lenses, contact lenses, cases, and accessories products; and fuel combustion associated with modes of transport used to ship the Company’s products. The Company also includes raw materials in this third category and supplier emissions for all product manufacturers (including optical labs). Finally, the Company includes Amazon Web Services emissions for server usage/operations for its website, but does not include emissions for non-product-related suppliers.
The Company also respectfully advises the Staff that it relies on carbon offsets in order to be carbon neutral. The Company partners with Sphera (formerly known as Thinkstep) to measure its carbon footprint as described above. It then purchases carbon offsets and verified emissions reductions via Native, a public benefit corporation, for the full amount of its carbon footprint.
Prospectus Summary, The Eyewear Market is Large, Growing and Ripe for Disruption, page 4
2.We note your response to prior comment 7. Please revise this section, where appropriate, to clearly state that a significant portion of customers who use prescription glasses or contacts purchase them from their prescriber, as indicated in your response letter, and indicate that your ability to gain market share may depend upon your growth strategies to expand your holistic vision care offerings, including expanding your offering and position in relation to eye exams and vision care.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5 and 116 of the Registration Statement.
Risk Factors, The trading price of our Class A common stock may be volatile . . . , page 56
3.Please clarify and confirm whether your disclosure on page 56 stating that “As there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker, or DMM, consult with our financial advisors in order to effect a fair and orderly opening of trading of our Class A common stock . . . ” takes into account the multiple rounds (i.e., up to series G) of

August 24, 2021

private market financing/capital raising that have already occurred in connection with the Company’s stock prior to this direct listing.
Response: The Company respectfully acknowledges the Staff and confirms that its disclosure on page 56 does not take into account its private market financings. The Company notes that Rule 7.35A(g) of the NYSE Listed Company Manual requires that a designated market maker, or DMM, consult with a financial advisor to the issuer if there has not been a “recent sustained history of trading in a Private Placement Market prior to listing.” Section 102.01B of the NYSE Listed Company Manual defines a Private Placement Market as a trading system for unregistered securities operated by a national securities exchange or a registered broker-dealer. The Company notes for the Staff that its private capital raises were not conducted on a trading system for unregistered securities operated by a national securities exchange, but rather were privately negotiated transactions. Moreover, the Company does not believe that its Series G financing completed in August 2020 or its Tender Offer completed in June 2021 qualify as a “recent sustained history of trading” given these were one-time financing events and not sustained trading. In response to the Staff’s comment, the Company has revised page 59 of the Registration Statement.
Management’s Discussion and Analysis Of Financial Condition And Results of Operations, page 77
4.We note your response to prior comment 11. Please revise to provide comparable measures to Four Wall Margin and average sales per square foot for the year ended December 31, 2020. To the extent these measures are not precisely comparable to Four Wall Margin and average sales per square foot for the year ended December 31, 2019, please include an explanation of the differences in your revisions.
The Company respectfully acknowledges the Staff’s comment and has revised pages 82 and 125 of the Registration Statement to delete Four Wall Margin and average sales per square foot for the year ended December 31, 2019. The Company has revised this disclosure to include its average retail store targets for these metrics, which it believes is useful for an investors understanding of its retail store level economics.
Description of Capital Stock, Voting Rights, page 163
5.We note your response to prior comment 17 and re-issue. Please revise the Voting Rights subsection of Description of Capital Stock to disclose the percentage of outstanding shares that your Class B stockholders must maintain to continue to control the outcome of matters submitted to stockholders for approval.
We further note your revised disclosure on page 60. Please advise whether you will be a controlled company under NYSE rules. If so, please include appropriate disclosure on the prospectus cover page, in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus Summary disclosure should include the identity of your controlling stockholder(s), the amount of voting power the controlling stockholder(s) will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 175 of the Registration Statement to build in disclosure for the percentage of outstanding shares that its Class B stockholders must maintain to continue to control the outcome of matters submitted to stockholders for approval, and will provide such number in the next pre-effective amendment to the Registration Statement. The Company further notes for the Staff that it will not qualify as a controlled company

August 24, 2021

under NYSE rules as there is no individual or group that holds over 50% of the voting power for the election of its directors.
Plan of Distribution, page 178
6.Please revise the top paragraph on page 179 to explain the purpose and need for three financial advisors to provide the DMM with the your fair value per share given that this data is already included in the stock valuation report that will have already been provided to the DMM/exchange (and even though the valuation/report is independently prepared without any assistance/input by the financial advisors) and given that historical per share price information is already contained in the “Sale Price History of Our Common Stock” section of the prospectus.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 190 to 191 of the Registration Statement to clarify that the DMM, in consultation with the financial advisors, is expected to consider the information in the section titled “Sale Price History of Our Capital Stock” in establishing the opening public price, but that the financial advisors are not necessarily providing this information to the DMM. The Company further notes that in accordance with section 102.01B of the NYSE Listed Company Manual, it is the Company’s obligation to provide the NYSE its valuation evidencing a market value of publicly-held shares of at least $250,000,000 and, as such, in response to the Staff’s comment the Company has deleted the disclosure regarding the Company’s financial advisors providing such information to the DMM.
7.Please provide us with your analysis as to whether a consent is required under Section 7(a) of the Securities Act and Securities Act Rule 436 for the disclosure of your Class A common stock and Class B common stock valuations as determined by the independent third party referenced in this section.
Response: The Company respectfully acknowledges the Staff’s comment and notes that it has deleted the reference to the common stock valuation in response to Comment 6 above given that the Company will provide this valuation directly to the NYSE solely for the purpose of complying with Section 102.01B of the NYSE Listed Company Manual.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

August 24, 2021

cc:	(via email)
Neil Blumenthal, Co-Chief Executive Officer, Warby Parker Inc.
Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP